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                              July 9, 2021

       Melissa Cougle
       Chief Financial Officer
       Frank's International N.V.
       Mastenmakersweg
       1786 PB Den Helder
       The Netherlands

                                                        Re: Frank's
International N.V.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 22, 2021
                                                            File No. 333-255496

       Dear Ms. Cougle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Exhibit 5.1, page 2

   1. Please have counsel revise its legal opinion to quantify the securities being registered under the registration
statement, opine as to the due authorization of the replacement warrants, and remove
the assumptions in clauses d., e. and g. of the legal opinion. It is not appropriate for counsel
to include in its opinion assumptions that assume any of the material facts
underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No.
                                                        19.
 Melissa Cougle
FirstName   LastNameMelissa
Frank's International N.V. Cougle
Comapany
July 9, 2021NameFrank's International N.V.
July 9,2 2021 Page 2
Page
FirstName LastName
Material U.S. Federal Income Tax Consequences to the Frank's Shareholders as a Result of the
Merger, page 96

2. We note your response to prior comment 1. Please revise to state clearly whether the transaction will qualify as a reorganization within the meaning of
Section 368(a) of the
         Code, and include a tax opinion from counsel supporting this conclusion as appropriate.
         See Item 4(a)(6) of Form S-4, and Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19. In that regard, we note that the registration
         statement constitutes a prospectus of Frank   s under the Securities
Act with respect to the
         shares of Frank   s common stock to be issued to Expro shareholders in
connection with the
         merger.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Myra Moosariparambil, Staff Accountant, at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff
Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Michael S. Telle